P.E. 12/31/01

02012691

1-13634

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

File No. 0-17140

For the month of December 2001

Tomkins PLC
(Translation of registrant's name into English)

East Putney House, 84 Upper Richmond Road,
London SW15 2ST, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...✓..... Form 40-F........

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes.......No...✓....

Re: News Release dated 19 December 2001

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: Tomkins PLC
(Registrant)

Date 18 JANUARY 2002

By: [signature]
Name: DENISE PATRICIA BURTON
Title: DEPUTY COMPANY SECRETARY

TOMKINS

News Release

19 December 2001

FORMAL NOTICE FOR SPECIALIST SECURITIES

PUBLICATION DATE: 19th December, 2001

Application has been made to the UK Listing Authority for the following securities to be admitted to the Official List.

DETAILS OF ISSUE:	#150,000,000 8 per cent. Notes due 2011 issued under the Issuer's #750,000,000 MTN Programme
ISSUER:	Tomkins PLC
INCORPORATED IN:	England
GUARANTOR:	N/A
INCORPORATED IN:	N/A
LISTING AGENT:	HSBC Bank plc

Particulars relating to the issue may be obtained during usual business hours for fourteen days from the date of this formal notice from:

Tomkins PLC
East Putney House
St Upper Richmond Road
London SW15 2ST

HSBC Bank plc
Thames Exchange
10 Queen Street Place
London EC4R 1BQ

In addition, a copy of the Particulars is available for inspection at the Document Viewing Facility at the Financial Services Authority, 25 The North Colonnade, London E14 5HS.

END